UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant: ☒
Filed by a Party other than the Registrant: ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

OPTIMAL GROUP INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:



Registered Office:
3500 de Maisonneuve Blvd. West, Suite 800
Montréal, Québec H3Z 3C1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Optimal Group Inc. (the "Corporation"):

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders (the "Meeting") of the Corporation will be held at the Residence Inn by Marriott, 2170 Lincoln Avenue, Montréal, Québec, on June 25, 2008 at 10:00 a.m. (Eastern time). The purpose of the Meeting is to:

1.   elect three (3) directors to serve for a three-year term;

2.   appoint KPMG LLP, chartered accountants, as the independent auditors of the Corporation for the fiscal year ending December 31, 2008 and to authorize the audit committee of the board of directors to fix the remuneration of the independent auditors of the Corporation; and

3.   to consider and, if deemed advisable, to approve an amendment to certain outstanding five-year stock options to defer the expiration date of the options from April 2009 to April 2014.

Shareholders will also consider and act on other business as may properly come before the Meeting or any postponement or adjournment thereof.

Only shareholders of record at the close of business on May 23, 2008 (the "Record Date") are entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. The share register will not be closed between the Record Date and the date of the Meeting.

Shareholders, whether anticipating to attend the Meeting in person or not, are urged to complete, sign, date and return the enclosed form of proxy promptly in the envelope provided or by facsimile to the Corporation's transfer agent, Computershare Investor Services Inc. ("Computershare"), Attention: Proxy Tabulation Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, facsimile number: (416) 263-9524 or 1-866-249-7775, as instructed on the form of proxy. To be effective, proxies must be received by Computershare not later than 5:00 p.m. (Eastern time) on June 20, 2008, or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting, or any further adjournment or postponement thereof.

DATED at Montréal, this 9th day of May 2008.

By ORDER of the Board of Directors

Leon P. Garfinkle
Senior Vice-President,
General Counsel
and Secretary

OPTIMAL GROUP INC.

Registered Office:
3500 de Maisonneuve Blvd. West, Suite 800
Montréal, Québec, Canada H3Z 3C1

PROXY STATEMENT

In this proxy statement, references to "$" are to United States dollars, references to "Cdn.$" are to Canadian dollars and references to the 2007 audited financial statements are to the audited consolidated financial statements of the Corporation for the year ended December 31, 2007, which are included in the Corporation's Form 10-K annual report filed with the U.S. Securities and Exchange Commission (the "Commission") on March 14, 2008.

SOLICITATION AND VOTING OF PROXIES

The accompanying proxy is solicited by management of Optimal Group Inc. (the "Corporation") for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at 10:00 a.m. (Eastern time) on June 25, 2008 at the Residence Inn by Marriott, 2170 Lincoln Avenue, Montréal, Québec, Canada, H3H 2N5 and for any adjournments or postponements of the Meeting. The costs of solicitation will be borne by the Corporation. The solicitation of proxies will be made primarily by mail but proxies may also be solicited personally or by telephone, electronic mail or fax by the Corporation's directors, officers and employees without special compensation. Record holders such as brokerage houses, nominees, fiduciaries or other custodians are requested to forward soliciting materials to beneficial shareholders who do not hold their shares in their own name and to request authority for the exercise of proxies, and, upon request of such record shareholders, they will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial shareholders.

The board of directors of the Corporation (the "Board") has fixed May 23, 2008 as the record date for determining those shareholders who shall be entitled to receive notice of and to vote at the Meeting (the "Record Date"). On May 7, 2008, to the knowledge of management of the Corporation, there are 25,862,790 Class "A" shares of the Corporation outstanding.

To be effective, proxies must be received by Computershare Investor Services Inc. ("Computershare") not later than 5:00 p.m. (Eastern time) on June 20, 2008, or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting, or any further adjournment or postponement thereof. The Corporation anticipates mailing this proxy statement, the accompanying form of proxy and its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 to holders of Class "A" shares on or about May 29, 2008.

PURPOSE OF THE MEETING

As described in more detail in this proxy statement, the purpose of the Meeting is to:

1.   elect three (3) directors to serve for a three-year term;

2.   appoint KPMG LLP ("KPMG"), chartered accountants, as the independent auditors of the Corporation for the fiscal year ending December 31, 2008 and to authorize the audit committee of the Board to fix the remuneration of the independent auditors of the Corporation; and

3.   to consider and, if deemed advisable, to approve an amendment to certain outstanding five-year stock options to defer the expiration date of the options from April 2009 to April 2014.

Shareholders will also consider and act on such other business as may properly come before the Meeting or any postponement or adjournment thereof.

1

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is important to beneficial shareholders. Beneficial shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as registered shareholders can be recognized and acted upon at the Meeting. If Class "A" shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or a nominee of that broker. In Canada, the vast majority of these shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities), which acts as nominee for many Canadian brokerage firms. In the United States, shares are often registered under the name of CEDE & Co. (the registration name for The Depository Trust Company), which acts as nominee for many U.S. brokerage firms. Class "A" shares held by brokers or their nominees can only be voted upon the instructions of the beneficial shareholder.

Applicable regulatory policy requires brokers to seek voting instructions from beneficial shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial shareholders in order to ensure that their Class "A" shares are voted at the Meeting. Often, the form of proxy supplied to a beneficial shareholder by his/her broker is identical to the form of proxy provided by the Corporation to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions ("Broadridge"). Broadridge typically prepares a machine-readable proxy form, mails those forms to the beneficial shareholders and asks beneficial shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Class "A" shares at the Meeting.

A beneficial shareholder receiving a proxy form from Broadridge cannot use that proxy to vote Class "A" shares directly at the Meeting. The proxy must be returned to Broadridge sufficiently well in advance of the Meeting in order to have the Class "A" shares represented by such proxy voted in accordance with the instructions of the beneficial shareholder.

APPOINTMENT OF PROXY AND DISCRETIONARY AUTHORITY

Shareholders have the right to appoint a person, who need not be a shareholder, other than persons designated in the form of proxy accompanying this proxy statement, as nominee to attend and act for and on behalf of such shareholder at the Meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy.

The form of proxy accompanying this proxy statement confers discretionary authority upon the proxy nominees with respect to amendments or variations to the matters identified in the accompanying notice of the Meeting and other matters that may properly come before the Meeting.

The persons named in the enclosed form of proxy, who are officers of the Corporation, will vote the Class "A" shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them.

In the absence of such directions, such Class "A" shares will be voted **FOR:**

1. **the election of Messrs. Holden L. Ostrin, Stephen J. Shaper and Tommy Boman to serve as directors of the Corporation for a three-year term;**

2. **the appointment of KPMG as independent auditors of the Corporation for the fiscal year ending December 31, 2008, and the authorization of the audit committee of the Board to fix the remuneration of the independent auditors of the Corporation; and**

3. **the approval of an amendment to certain outstanding five-year stock options to defer the expiration date of the options from April 2009 to April 2014.**

Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the accompanying notice of the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the Class "A" shares represented by proxies granted to the proxy nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use**.** A shareholder giving a proxy may revoke the proxy (i) by instrument in writing executed by the shareholder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing, and delivering it either at the registered office of the Corporation (as set forth in this proxy statement) or with Computershare at any time up to and including 5:00 p.m. (Eastern time) on the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or with the Chairman of the Meeting on the day of the Meeting or adjournment or postponement thereof, or (ii) in any other manner permitted by law.

QUORUM AND VOTING RIGHTS AND APPROVAL OF PROPOSALS

Two persons present in person, being shareholders or proxy holders, representing not less than 10% of the outstanding Class "A" shares constitutes a quorum for the transaction of business at the Meeting. Class "A" shares represented by proxies that are marked "withhold vote" on any matter will be counted as shares present for purposes of determining the presence of a quorum. Class "A" shares that are represented by non-votes will also be counted as shares present for purposes of determining the presence of a quorum. If a quorum is not present, the Meeting may be postponed or adjourned to allow additional time for obtaining additional proxies or votes. At any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

Each Class "A" share entitles its owner to one vote on all matters presented at the Meeting. The election of directors, the appointment of KPMG as the independent auditors of the Corporation for the fiscal year ending December 31, 2008, and the approval of an amendment to certain outstanding five-year stock options to defer the expiration date of the options from April 2009 to April 2014, each requires the affirmative vote of a majority of the total votes cast by the shareholders present (in person or by proxy) and entitled to vote at the Meeting.

An abstention will not be counted as a vote cast. In addition, Class "A" shares represented at the Meeting whose votes are withheld on any matter will not be counted as a vote cast. A broker non-vote will also not be counted as a vote cast. A broker non-vote occurs when the broker holding shares for a beneficial shareholder does not vote on a particular proposal because the broker does not have discretionary voting power to vote on that proposal and has not received voting instructions from the beneficial shareholder for that proposal.

All votes will be tabulated by Computershare, the proxy tabulator and inspector of election appointed for the Meeting. Computershare will separately tabulate affirmative and negative votes, abstentions or withheld votes and broker non-votes.

DISSENTERS' RIGHT OF APPRAISAL

Management of the Corporation does not anticipate that any matter will be acted upon at the Meeting that would give rise to rights of appraisal or similar rights of dissenters.

SOLICITATION OF PROXIES

The Corporation will bear the cost of the solicitation of proxies, including the preparation, printing and mailing of this proxy statement and the accompanying form of proxy. The Corporation will furnish copies of these proxy materials to banks, brokers, fiduciaries and custodians holding Class "A" shares in their names on behalf of beneficial shareholders so that they may forward these proxy materials to the Corporation's beneficial shareholders.

CORPORATE GOVERNANCE

Board Composition and Independence

The Board has set the number of directors at nine, divided into three classes of three directors each. Messrs. Holden L. Ostrin, Stephen J. Shaper and Tommy Boman, as members of a single class of directors, have been elected to hold office until the close of the Meeting; Messrs. Neil S. Wechsler, James S. Gertler and Thomas D. Murphy, as members of a single class of directors, have been elected to hold office until the close of the 2009 annual meeting of shareholders of the Corporation; and Messrs. Henry M. Karp, Jonathan J. Ginns and Sydney Sweibel, as members of a single class of directors, have been elected to hold office until the close of the 2010 annual meeting of shareholders of the Corporation.

The Board is composed of a majority of independent directors. Independence is determined with reference to the listing standards of the Nasdaq Stock Market ("Nasdaq"), which are consistent with Canadian rules of independence. The Board has determined that Tommy Boman, James S. Gertler, Jonathan J. Ginns, Thomas D. Murphy and Sydney Sweibel are independent directors as determined under the listing standards of Nasdaq. The remaining directors are current or former employees of the Corporation and as a result are not independent directors.

The non-independent directors possess an extensive knowledge of the Corporation's business and have extensive business experience, both of which have proven to be beneficial to the other directors, and their participation as directors contributes to the effectiveness of the Board. The Board also believes that the non-independent directors are sensitive to conflicts of interest and would excuse themselves from deliberations and voting in appropriate circumstances.

The Board, Board Meetings and Committees

The Board's role is to supervise the management of the Corporation by establishing policies and procedures directed at promoting and monitoring good corporate governance and effective corporate management. The Board generally has four regularly scheduled meetings per year and audit committee meetings are normally held in conjunction with these Board meetings. The Board and its committees also hold special meetings and act by written consent from time to time as appropriate. Board meetings include regularly scheduled sessions for the Board to meet with the Chief Executive Officer as well as for the independent directors to meet without management present. The Board met six times in 2007. Tommy Boman, Jonathan J. Ginns and Stephen J. Shaper each attended five out of six meetings of the Board. All of the other directors of the Corporation attended all of the combined Board and committee meetings on which they served during the last fiscal year. The Board has three standing committees: the audit committee, the compensation committee and the nominating committee. Copies of the Corporation's audit committee charter and its nominating committee charter are incorporated into this proxy statement by reference to Schedule A and Schedule B of the Corporation's proxy statement for the 2006 annual meeting of shareholders of the Corporation available on SEDAR at www.sedar.com. Upon request, the Corporation will provide a copy of the 2006 proxy statement free of charge to any securityholder of the Corporation.

Audit Committee.

The Corporation has a separately designated standing audit committee established in accordance with Section 3(a) (58)(A) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The audit committee of the Board oversees the Corporation's financial reporting process on behalf of the Board, including monitoring the quality and integrity of the Corporation's financial statements, financial reporting process, system of internal controls over financial reporting, audit process and related disclosure; the Corporation's compliance with legal and regulatory requirements; the independent auditor's qualifications, independence and performance; and the performance of the Corporation's internal audit and control functions. The audit committee met four times in 2007. The audit committee is composed of three non-management directors, namely Messrs. James S. Gertler, Chairman, Jonathan J. Ginns and Sydney Sweibel. Each of the members of the audit committee is independent under the listing standards of Nasdaq and the Commission rules.

Compensation Committee.

The compensation committee of the Board oversees responsibilities relating to compensation of the directors and executive officers of the Corporation. The compensation committee is composed of three non-management directors, namely Messrs. Thomas D. Murphy, Chairman, Tommy Boman and James S. Gertler. Each of the members of the compensation committee is independent under the listing standards of Nasdaq. The compensation committee met six times in 2007. The compensation committee currently operates without a charter. The compensation committee has overall responsibility with respect to approving and monitoring the Corporation's executive compensation plans, policies and programs. The committee's objective is to promote an executive compensation program that supports the Corporation's overall objective of rewarding performance thereby enhancing shareholder value. In order to achieve these goals, the compensation committee may seek the advice or input from time to time of external compensation consultants or the executive officers of the Corporation. In addition, certain ministerial tasks such as administration of various compensation plans has been delegated to the appropriate officers of the Corporation. However, the compensation committee will render all final decisions relating to executive compensation.

Nominating Committee.

The nominating committee of the Board oversees the responsibility for identifying candidates for nomination as directors, and selecting the director nominees to be presented for election at each annual meeting of shareholders of the Corporation. The nominating committee is responsible for assisting the Board by actively identifying individuals qualified to become members of the Board and making recommendations to the Board regarding the director nominees for election at the next annual general meeting of shareholders. The nominating committee did not meet in 2007. The nominating committee is composed of Messrs. Sydney Sweibel, Chairman, Tommy Boman and Thomas D. Murphy. Each of the members of the nominating committee is independent under the listing standards of Nasdaq.

Compensation Committee Interlocks and Insider Participation

The compensation committee is comprised of Messrs. Thomas D. Murphy, Tommy Boman and James S. Gertler. None of the members of the compensation committee is a current or former employee or officer of the Corporation nor was any member of the compensation committee involved in a related transaction that is otherwise required to be disclosed.

Corporate Governance Guidelines and Code of Ethics

The Corporation has adopted a code of business conduct and ethics for directors and employees (including officers) within the meaning of the regulations adopted by the Commission under Section 406 of the Sarbanes - Oxley Act of 2002. The code has been designed to deter wrongdoing and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in reports and documents that the Corporation files with, or submits to, the Commission and in other public communications made by it; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code to an appropriate person or persons; and accountability for adherence to the code. The application of the code to the persons it applies to may only be waived by the Board in accordance with Commission regulations and the Sarbanes - Oxley Act of 2002. A copy of the code is available to the general public at the Corporation's website at http://www.optimalgrp.com. In addition, the Corporation will disclose on its website any amendment to the code and any waiver of the code that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or any person performing similar functions.

Executive Sessions of the Board

The non-management directors of the Corporation meet without management directors at regularly scheduled executive sessions and at such other times as they deem appropriate. The Board has adopted a policy that the non-management directors will meet without management present at each regularly scheduled Board meeting. The non-management directors have met at executive sessions six times since January 1, 2007.

Communications with the Board

Shareholders and other parties interested in contacting the non-management directors may send an e-mail to: nonmanagementdirectors@optimalgrp.com or write to Non-Management Directors, Optimal Group Inc., 3500 de Maisonneuve Blvd. West, Suite 800, Montréal, Québec, Canada, H3Z 3C1. Shareholders should use the e-mail and mailing address for the non-management directors to send communications to the Board. Communications addressed to individual directors will be forwarded to such directors. The Corporation does not have a policy with respect to the attendance of its directors at the annual meeting of shareholders of the Corporation. As there was no special business to be conducted by the Board in connection with the 2007 annual meeting of shareholders of the Corporation, only three of the Corporation's directors attended the 2007 annual meeting of shareholders of the Corporation.

Nomination of Directors

As provided in its charter, the nominating committee identifies and recommends to the Board nominees for election to the Board. The nominating committee will consider nominees submitted by shareholders. The nominating committee, in its commitment to the Corporation's corporate governance guidelines, strives to nominate director candidates who exhibit high standards of ethics, integrity, commitment and accountability and who are committed to promoting the long-term interests of its shareholders. In addition, all nominations attempt to ensure that the Board shall encompass a range of talent, skill and relevant expertise sufficient to provide sound guidance with respect to the Corporation's operations and interests. In that regard, from time to time, the nominating committee may identify certain skills or attributes (e.g., extensive global business experience) as being particularly desirable to help meet specific Board needs that might arise. When reviewing a potential new candidate, the nominating committee will look specifically at the candidate's qualifications in light of the needs of the Board at that time, given the then-current mix of director attributes.

In connection with the director nominations process, the nominating committee may identify candidates through recommendations provided by members of the Board, management or shareholders, and may also engage a search firm to assist in identifying or evaluating qualified candidates. The committee will review and evaluate candidates taking into account available information concerning the candidate, the qualifications for Board membership described above and other factors that it deems relevant. In conducting its review and evaluation, the nominating committee may solicit the views of other members of the Board, senior management and third parties, conduct interviews of proposed candidates and may also request that candidates meet with other members of the Board. The nominating committee will evaluate candidates recommended by shareholders in the same manner as candidates recommended by other persons. The nominating committee did not pay any fees to any third party to assist us in identifying or evaluating any potential nominees for director during 2007. The nominating committee has not received any nominations from shareholders for the election of a director at the Meeting. A shareholder may also recommend director candidates for consideration by the nominating committee. Shareholders may contact the nominating committee by making contact with the non-management directors of the Corporation – see "Corporate Governance – Communications with the Board" above.

Information on Directors, Executive Officers and Proposed Nominees

The nominating committee of the Board has recommended and nominated Holden L. Ostrin, Stephen J. Shaper and Tommy Boman, as members of a single class of directors, to hold office until the close of the 2011 annual meeting of shareholders of the Corporation. Each of the three nominees has established his eligibility and willingness to serve as a director. Tommy Boman is an independent director within the meaning of the listing standards of Nasdaq and the Commission rules. Election of each director requires the affirmative vote of a majority of the total votes cast by the shareholders present (in person or by proxy) at the Meeting.

The names and ages of all nominees for election as directors and directors who remain on the Board and executive officers; their province or state of residency; their period of service as a director or executive officer; their principal occupation during the last five (5) years; and the number of Class "A" shares beneficially owned by them, directly or indirectly, or over which any of them exercises control or direction as of May 7, 2008; and the dates upon which they became directors or executive officers, are as follows:

Name	Principal Occupation	# of Class "A" Shares	Director Since	Term Expires
Neil S. Wechsler, 41 Québec, Canada	Co-Chairman and Chief Executive Officer Optimal Group Inc.	1,050,607[1]	1995	2009
Holden L. Ostrin, 48 Québec, Canada	Co-Chairman Optimal Group Inc.	1,012,857[1]	1996	2008
Henry M. Karp, 53 Québec, Canada	Director	1,012,857[2]	1996	2010
James S. Gertler, 42 New York, United States	Managing member of Independent Outdoor Advertising, LLC	86,550[3]	1997	2009
Thomas D. Murphy, 54 Colorado, United States	President Peak Tech Consulting	58,959[4]	2000	2009
Jonathan J. Ginns, 43 District of Columbia, United States	Managing Partner ACON Investments	70,000[5]	2001	2010
Sydney Sweibel, 57 Québec, Canada	Partner Sweibel Novek Barristers & Solicitors	70,453[5]	2001	2010
Tommy Boman, 69 South Carolina, United States	Former Vice-Chairman of IMS International and President and Chief Executive Officer of IMS America	38,172[6]	2004	2008
Stephen J. Shaper, 71 Texas, United States	Partner Convergent Investors	205,826[7]	2004	2008
Gary S. Wechsler, C.A., 50 Québec, Canada	Treasurer and Chief Financial Officer Optimal Group Inc.	602,857[8]	-	-
Leon P. Garfinkle, 47 Québec, Canada	Senior Vice-President, General Counsel and Secretary Optimal Group Inc.	128,000[9]	-	-
Douglas P. Lewin, 38 Québec, Canada	Senior Vice-President Optimal Group Inc. President, Optimal Payments Inc.	160,867[10]	-	-
O. Bradley McKenna, C.A., 57 Québec, Canada	Vice-President, Administration and Human Resources Optimal Group Inc.	123,000[11]	-	-
David S. Schwartz, C.A., C.F.A., 38 Québec, Canada	Chief Financial Officer Optimal Payments Inc.	59,145[12]	-	-

(1) Includes 870,000 Class "A" shares underlying vested options. Excludes 375,000 Class "A" shares underlying unvested options.
(2) Includes 870,000 Class "A" shares underlying vested options. Excludes 120,000 Class "A" shares underlying unvested options.
(3) Includes 86,250 Class "A" shares underlying vested options. Excludes 45,000 Class "A" shares underlying unvested options.
(4) Includes 53,959 Class "A" shares underlying vested options. Excludes 45,000 Class "A" shares underlying unvested options.
(5) Includes 70,000 Class "A" shares underlying vested options. Excludes 45,000 Class "A" shares underlying unvested options.
(6) Includes 35,000 Class "A" shares underlying vested options. Excludes 45,000 Class "A" shares underlying unvested options.
(7) Includes 185,811 Class "A" shares underlying vested options. Excludes 45,000 Class "A" shares underlying unvested options.
(8) Includes 420,000 Class "A" shares underlying vested options. Excludes 175,000 Class "A" shares underlying unvested options.
(9) Includes 125,000 Class "A" shares underlying vested options. Excludes 125,000 Class "A" shares underlying unvested options.
(10) Includes 160,867 Class "A" shares underlying vested options.
(11) Includes 110,000 Class "A" shares underlying vested options. Excludes 15,000 Class "A" shares underlying unvested options.
(12) Includes 59,145 Class "A" shares underlying vested options.

Neil S. Wechsler has been an executive officer of the Corporation since June 1995.

Holden L. Ostrin has been an executive officer of the Corporation since June 1996.

Henry M. Karp was the President and Chief Operating Officer of the Corporation from June 1999 through December 2005.

James S. Gertler is a managing member of Independent Outdoor Advertising, LLC, an outdoor media company in the United States and is a principal of the general partner of Signal International, an offshore rig repair, maintenance, upgrade and conversion company in the Gulf of Mexico.

Thomas D. Murphy is the President of Peak Tech Consulting, a firm that specializes in information technology management and related benefit realization.

Jonathan J. Ginns has been Managing Partner of ACON Investments, a Washington, D.C.-based private equity investment firm since 1996.

Sydney Sweibel has been a founding partner of the law firm Sweibel Novek in Montreal, Quebec since 1994.

Tommy Boman served as a director of Terra Payments Inc. from March 2003 until April 2004. Prior to 1998, Mr. Boman was Vice-Chairman of IMS International and President and Chief Executive Officer of IMS America, a market research company for the pharmaceutical and healthcare industries.

Stephen J. Shaper served as a director of Terra Payments Inc. from October 2000, and as Chairman from May 2002, until April 2004. Mr. Shaper is a partner with Convergent Investors, a private equity venture capital firm based in Houston, Texas.

Gary S. Wechsler, C.A. has been Treasurer and Chief Financial Officer of the Corporation since May 1994.

Leon P. Garfinkle has been Senior Vice-President, General Counsel and Secretary of the Corporation since July 2000.

Douglas P. Lewin has been Senior Vice-President of the Corporation since April 2004. Mr. Lewin is President of Optimal Payments Inc. Prior to March 2006, he was Executive Vice-President of Optimal Payments Inc. and prior to April 2004, he was Executive Vice-President of Terra Payments Inc.

O. Bradley McKenna, C.A. has been the Vice-President, Administration and Human Resources of the Corporation since June 1999.

David S. Schwartz, C.A., C.F.A. has been the Chief Financial Officer of Optimal Payments Inc. since March 2007. Prior to March 2007, Mr. Schwartz was Chief Financial Officer of FireOne Group plc. Prior to May 2005, Mr. Schwartz was Vice-President, Investor Relations of the Corporation and Chief Financial Officer of Optimal Services Group Inc. Prior to April 2004, he was Chief Financial Officer of Terra Payments Inc. and prior to May 2002, he was Vice-President, Finance of Terra Payments Inc.

Director Continuing Education

Members of senior management of the Corporation as well as appropriate outside advisors will periodically report to the Board on any significant developments in the law and practice of corporate governance and other matters relating to the duties and responsibilities of directors in general.

RECOMMENDATION OF THE BOARD

The Board recommends that you vote **FOR** the election of each of Messrs. Ostrin, Shaper and Boman to serve as directors for a three-year term ending at the Corporation's annual meeting of shareholders in 2011.

Proxies received pursuant to this solicitation will be voted **FOR** the election of the above named nominees as directors of the Corporation, unless the shareholder has specified in the proxy that his or her Class "A" shares are to be withheld from voting for the election of directors. If for any reason any of such nominees should be unable to serve as a director, such proxy will be voted for a substitute nominee in his place. As at the date hereof, management of the Corporation does not anticipate that any of the nominees will be unable to serve as a director.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation paid to the Co-Chairman and Chief Executive Officer and the four other most highly compensated executive officers of the Corporation (collectively, the "Named Executive Officers") for the fiscal year ended December 31, 2007.

2007 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($) [1]	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity incentive plan compen-sation ($)	Change in pension value and non-qualified deferred compensation earnings ($)	All other compen-sation ($)	Total ($)
Neil S. Wechsler Co-Chairman and Chief Executive Officer	2007	1,395,349	0	1,036,079[2]	65,009[3]	0	0	0[4][5]	2,496,437
	2006	1,322,401	410,000	272,652	0	0	0	0	2,005,053
Holden L. Ostrin Co-Chairman	2007	1,395,349	0	1,036,079[2]	65,009[3]	0	0	48,885[5][6]	2,545,322
	2006	1,322,401	410,000	272,652	0	0	0	46,534	2,051,587
Gary S. Wechsler Treasurer and Chief Financial Officer	2007	680,233	0	394,697[2]	30,337[3]	0	0	0[4]	1,105,267
	2006	644,671	285,000	103,868	0	0	0	0	1,033,539
Douglas P. Lewin Senior Vice-President Optimal Group Inc. President Optimal Payments Inc.	2007	360,269	139,535	394,697[2]	0	0	0	12,950[7]	896,019
	2006	321,458	392,312	103,868	0	0	0	16,348	833,986
Leon P. Garfinkle Senior Vice-President General Counsel and Secretary [8]	2007	411,860	0	345,360[2]	21,670[3]	0	0	0[4]	778,890

(1) The Corporation pays salary in Canadian dollars. The average exchange rate used for 2006 and 2007 used to convert these salaries into dollars were: US$1.00=Cdn$1.1343 (2006) and US$1.00=Cdn$1.0750 (2007).

(2) Reflects the full amount of the previously unamortized accounting expense that was recognized for financial statement reporting purposes for 2007 in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" ("SFAS 123(R)"), in connection with an offer by Optimal Acquisition Inc., a subsidiary of the Corporation, for all the issued and outstanding shares of the then majority owned subsidiary of the Corporation, FireOne Group plc (based on the fair value of each FireOne share underlying the FireOne restricted share units ("RSUs") on the date of the grant – fair value was determined to be the exercise price at the date of the grant, as the exercise price of the RSUs was a nominal amount). As a result of that transaction, all outstanding FireOne Group plc RSUs held by employees of the Corporation became vested and were paid. The actual value realized by executives of the Corporation was: Mr. Neil Wechsler $409,751, Mr. Ostrin $409,770, Mr. Gary Wechsler $167,571, Mr. Lewin $144,542 and Mr. Garfinkle $175,809, which amounts are disclosed below on the Option Exercises and Stock Vested table and the Non-Qualified Deferred Compensation table.

(3) Reflects the expense recognized for financial statement reporting purposes for fiscal year 2007 in accordance with SFAS 123(R). The fair value of the options issued was determined by the Corporation using the Black-Scholes option pricing model with the following assumptions: Expected volatility - 56.31%, Expected life in years - 7, Risk-free interest rate - 3.74% and Expected dividend rate - 0%.

(4) The dollar value of all perquisites and other personal benefits or property was less than $10,000.

(5) Perquisites for both the Co-Chairman and Chief Executive Officer and the Co-Chairman include the payment of life insurance premiums. See "Executive Employment and Separation Agreements."

(6) The perquisites include the interest free benefit of a home loan granted in 1996 amounting to $4,451 and life insurance premiums amounting to $44,434.

(7) The perquisites include life insurance premiums, a car allowance, parking, fitness subsidy and a payment by Optimal Payments Inc. to the executive calculated based on the executive's contribution to his individual Registered Retirement Savings Plan. This employer payment is not tax deferred.

(8) Mr. Garfinkle was not a Named Executive Officer in 2006; accordingly, only compensation for 2007 is shown in the Summary Compensation Table. Mr. Garfinkle has been the Corporation's Senior Vice-President, General Counsel and Secretary since July 2000.

2007 GRANTS OF PLAN - BASED AWARDS

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#) Maximum (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh) [1]	Grant Date Fair Value of Stock and Option Awards ($) [2]
Neil S. Wechsler Co-Chairman and Chief Executive Officer	11/12/07	0	375,000	4.21	949,125
Holden L. Ostrin Co-Chairman	11/12/07	0	375,000	4.21	949,125
Gary S. Wechsler Treasurer and Chief Financial Officer	11/12/07	0	175,000	4.21	442,925
Douglas P. Lewin Senior Vice-President Optimal Group Inc. President, Optimal Payments Inc.	-	0	0	0	0
Leon P. Garfinkle Senior Vice-President, General Counsel and Secretary	11/12/07	0	125,000	4.21	316,375

(1) The Board established the exercise price for stock options based on the closing market price per Class "A" share on the trading day prior to the grant date. As a result, for these grants, the exercise price of $4.21 was higher than the closing price on the date of grant of $4.17 per share.

(2) The value of the stock awards is based on the fair value as of the grant date as determined under SFAS 123(R). The fair value was determined by the Corporation using the Black-Scholes option pricing model with the following assumptions: Expected volatility - 56.31%, Expected life in years - 7, Risk-free interest rate - 3.74% and Expected dividend rate - 0%.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END – DECEMBER 31, 2007

	Option awards				Stock awards			
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities under-lying unexer-cised options (#) Unexerci-sable	Option exercise price ($) USD	Option expiration date	Number of shares or units of stock that have not vested (#)[2]	Market value of shares or units that have not vested (#)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Neil S. Wechsler Co-Chairman and Chief Executive Officer	0 870,000	375,000[(1)] 0	4.21 7.10	November 12, 2014 April 29, 2009	0	0	0	0
Holden L. Ostrin Co-Chairman	0 870,000	375,000[(1)] 0	4.21 7.10	November 12, 2014 April 29, 2009	0	0	0	0
Gary S. Wechsler Treasurer and Chief Financial Officer	0 420,000	175,000[(1)] 0	4.21 7.10	November 12, 2014 April 29, 2009	0	0	0	0
Douglas P. Lewin Senior Vice-President Optimal Group Inc. President Optimal Payments Inc.	121,039 22,077 15,862 1,889	0 0 0 0	7.10 7.43 11.02 5.37	April 29, 2009 April 4, 2009 January 30, 2009 May 26, 2008	0	0	0	0
Leon P. Garfinkle Senior Vice-President, General Counsel and Secretary	0 125,000	125,000[(1)] 0	4.21 7.10	November 12, 2014 April 29, 2009	0	0	0	0

(1) 50% of the options issued will vest on November 12, 2008 and 50% will vest on November 12, 2009.

(2) In connection with an offer by Optimal Acquisition Inc., a subsidiary of the Corporation, for all the issued and outstanding shares of the then majority owned subsidiary of the Corporation, FireOne Group plc, all outstanding FireOne Group plc RSUs held by employees of the Corporation became vested in January 2007. As a result, the Named Executive Officers had no outstanding stock awards at fiscal year end, December 31, 2007.

OPTION EXERCISES AND STOCK VESTED DURING 2007

	Option Awards		Stock Awards	
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)[(1)]
Neil S. Wechsler Co-Chairman and Chief Executive Officer	0	0	346,906	409,751
Holden L. Ostrin Co-Chairman	0	0	346,922	409,770
Gary S. Wechsler Treasurer and Chief Financial Officer	0	0	141,870	167,571
Douglas P. Lewin Senior Vice-President Optimal Group Inc. President Optimal Payments Inc.	0	0	122,373	144,542
Leon P. Garfinkle Senior Vice-President, General Counsel and Secretary	0	0	148,844	175,809

(1) In connection with an offer by Optimal Acquisition Inc., a subsidiary of the Corporation, for all the issued and outstanding shares of the then majority owned subsidiary of the Corporation, FireOne Group plc, all outstanding FireOne Group plc RSUs held by employees of the Corporation became vested and the underlying shares were purchased on January 26, 2007 for an amount equal to $1.18 per FireOne Group plc share. These RSU distributions are also disclosed below on the Non Qualified Deferred Compensation table for 2007.

NONQUALIFIED DEFERRED COMPENSATION FOR 2007

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)(1)(2)	Aggregate Balance at Last FYE ($)
Neil S. Wechsler	0	0	0	409,751	0
Holden L. Ostrin	0	0	0	409,770	0
Gary S. Wechsler	0	0	0	167,571	0
Douglas P. Lewin	0	0	0	144,542	0
Leon P. Garfinkle	0	0	0	175,809	0

(1) In connection with an offer by Optimal Acquisition Inc., a subsidiary of the Corporation, for all the issued and outstanding shares of the then majority owned subsidiary of the Corporation, FireOne Group plc, all outstanding FireOne Group plc RSUs held by employees of the Corporation became vested and the underlying shares were purchased on January 26, 2007 for an amount equal to $1.18 per FireOne Group plc share.

(2) Reflects the amounts actually realized which were less than unamortized accounting expense that was recognized for the financial statement reporting purposes for 2007 in accordance with SFAS 123(R). Please refer to footnote 2 of the above 2007 Summary Compensation Table.

FireOne Group plc Restricted Share Unit Plan

The amounts set forth in the table above represent deferred compensation in respect of RSUs of a subsidiary of the Corporation, FireOne Group plc, held by the Named Executive Officers. Under the terms of the FireOne Group plc RSU plan, the executives were awarded RSUs that vest over time. Following vesting, the shares underlying the RSUs are delivered to the executive on a pre-determined fixed date if he is a U.S. taxpayer; however, if the executive is not a U.S. taxpayer, he can elect when to receive such shares and thus the shares constitute deferred compensation until the time of receipt of such shares. The executive was required to pay a nominal “exercise price” of 0.02 Euros per share at the time the executive received the shares. In connection with an offer by Optimal Acquisition Inc., a subsidiary of the Corporation, for all the issued and outstanding shares of FireOne Group plc, all outstanding FireOne Group plc RSUs held by employees of the Corporation became vested and the underlying shares were purchased on January 26, 2007 for an amount equal to $1.18 per FireOne Group plc share. No further non-qualified deferred compensation is offered by the Corporation.

Executive Employment and Separation Agreements

The Corporation has entered into employment agreements with each of the Named Executive Officers.

Neil S. Wechsler

The agreement with Mr. Wechsler was entered into on March 5, 2004. Under the terms of his agreement, Mr. Wechsler receives a minimum annual salary and is entitled to participate in any bonus plan for senior executives that might be established by the Board, and the Corporation has agreed to pay or reimburse him for the premiums for a life and disability term or whole life insurance policy with a minimum coverage of $5.0 million, in addition to any other coverage previously paid for or provided for by the Corporation.

If Mr. Wechsler’s employment is terminated by the Corporation other than for cause or death or disability, or for any reason following the announcement of a change of control, or if he terminates his employment for good reason (as defined in his agreement) or for any reason following a change of control, (i) the Corporation will pay to him a lump sum amount equal to two times the sum of the highest salary and bonus paid to him during the term of his employment – as at December 31, 2007, this amount would have totaled $4,088,268, (ii) all options held by him shall become immediately exercisable and the Corporation will compensate him for the determined value of his options if he is required by the terms of the Corporation’s option plan to exercise his options before their expiry date due to the termination of his employment – as at December 31, 2007, the exercise price of all options was greater than the market price therefore no amount would be payable, (iii) the term insurance, for which the Corporation has been reimbursing premiums, will be converted to a level deposit premium insurance policy to age 80, for which the Corporation will pay the premiums – as at December 31, 2007, the total premium for such a policy would have amounted to $1,112,085, and (iv) the Corporation will acquire medical insurance coverage for Mr. Wechsler and his family for a period of five years, equivalent to the coverage already enjoyed by him as a senior officer of the Corporation – as at December 31, 2007, the cost of such coverage would have been $27,989. Mr. Wechsler’s agreement also provides for the forgiveness of any

indebtedness of his to the Corporation if he leaves the employment of the Corporation for any reason – as at December 31, 2007, Mr. Wechsler was not indebted to the Corporation.

Mr. Wechsler's agreement also contains a covenant on the part of Mr. Wechsler not to compete with the Corporation for a period of 24 months following the date upon which he ceases to be an employee of the Corporation.

Holden L. Ostrin

The agreement with Mr. Ostrin was entered into on March 5, 2004. Under the terms of his agreement, Mr. Ostrin receives a minimum annual salary and is entitled to participate in any bonus plan for senior executives that might be established by the Board, and the Corporation has agreed to pay or reimburse him for the premiums for a life and disability term or whole life insurance policy with a minimum coverage of $5.0 million, in addition to any other coverage previously paid for or provided for by the Corporation.

If Mr. Ostrin's employment is terminated by the Corporation other than for cause or death or disability, or for any reason following the announcement of a change of control, or if he terminates his employment for good reason (as defined in his agreement) or for any reason following a change of control, (i) the Corporation will pay to him a lump sum amount equal to two times the sum of the highest salary and bonus paid to him during the term of his employment – as at December 31, 2007, this amount would have totaled $4,088,268, (ii) all options held by him shall become immediately exercisable and the Corporation will compensate him for the determined value of his options if he is required by the terms of the Corporation's option plan to exercise his options before their expiry date due to the termination of his employment – as at December 31, 2007, the exercise price of all options was greater than the market price therefore no amount would be payable, (iii) the term insurance, for which the Corporation has been reimbursing premiums, will be converted to a level deposit premium insurance policy to age 80, for which the Corporation will pay the premiums – as at December 31, 2007, the total premium for such a policy would have amounted to $1,378,113, and (iv) the Corporation will acquire medical insurance coverage for Mr. Ostrin and his family for a period of five years, equivalent to the coverage already enjoyed by him as a senior officer of the Corporation – as at December 31, 2007, the cost of such coverage would have been $27,989. Mr. Ostrin's agreement also provides for the forgiveness of any indebtedness of his to the Corporation if he leaves the employment of the Corporation for any reason – as at December 31, 2007, Mr. Ostrin was indebted to the Corporation in the amount of $85,746 on account of a home loan granted to him in 1996.

Mr. Ostrin's agreement also contains a covenant on the part of Mr. Ostrin not to compete with the Corporation for a period of 24 months following the date upon which he ceases to be an employee of the Corporation.

Gary S. Wechsler

The agreement with Mr. Wechsler was entered into on March 5, 2004. Under the terms of his agreement, Mr. Wechsler receives a minimum annual salary and is entitled to participate in any bonus plan for senior executives that might be established by the Board, and the Corporation has agreed to pay or reimburse him for the premiums for a life and disability term or whole life insurance policy with a minimum coverage of $3.0 million, in addition to any other coverage previously paid for or provided for by the Corporation.

If Mr. Wechsler's employment is terminated by the Corporation other than for cause or death or disability, or for any reason following the announcement of a change of control, or if he terminates his employment for good reason (as defined in his agreement) or for any reason following a change of control, (i) the Corporation will pay to him a lump sum amount equal to two times the sum of the highest salary and bonus paid to him during the term of his employment – as at December 31, 2007, this amount would have totaled $2,219,914, (ii) all options held by him shall become immediately exercisable and the Corporation will compensate him for the determined value of his options if he is required by the terms of the Corporation's option plan to exercise his options before their expiry date due to the termination of his employment – as at December 31, 2007, the exercise price of all options was greater than the market price therefore no amount would be payable, and (iii) the term insurance, for which the Corporation has been reimbursing premiums, will be converted to a level deposit premium insurance policy to age 80, for which the Corporation will pay the premiums – as at December 31, 2007, the total premium for such a policy would have amounted to $897,893. Mr. Wechsler's agreement also provides for the forgiveness of any indebtedness of his to the Corporation if he leaves the employment of the Corporation for any reason – as at December 31, 2007, Mr. Wechsler was not indebted to the Corporation.

Mr. Wechsler's agreement also contains a covenant on the part of Mr. Wechsler not to compete with the Corporation for a period of 24 months following the date upon which he ceases to be an employee of the Corporation.

Douglas P. Lewin

The agreement with Mr. Lewin was entered into on April 2, 2004, and amended as of August 15, 2006. Under the terms of his agreement, Mr. Lewin receives a minimum annual salary and shall be entitled to participate in any bonus plan for senior executives that might be established by the Board.

If Mr. Lewin's employment is terminated by the Corporation other than for cause or death or disability, or for any reason following the announcement of a change of control, or if he terminates his employment for good reason (as defined in his agreement) or for any reason following a change of control, (i) the Corporation will pay to him a lump sum amount equal to one and one-half times the sum of the highest salary and bonus paid to him during the term of his employment – as at December 31, 2007, this amount would have totaled $1,255,926, and (ii) all options held by him shall become immediately exercisable and the Corporation will compensate him for the determined value of his options if he is required by the terms of the Corporation's option plan to exercise his options before their expiry date due to the termination of his employment – as at December 31, 2007, the exercise price of all options was greater than the market price therefore no amount would be payable,

Mr. Lewin's agreement also contains a covenant on the part of Mr. Lewin not to compete with the Corporation for a period of 12 months following the date upon which he ceases to be an employee of the Corporation.

Leon P. Garfinkle

The agreement with Mr. Garfinkle was entered into on July 18, 2000. Under the terms of his agreement, Mr. Garfinkle receives a minimum annual salary and is entitled to participate in any bonus plan for senior executives that might be established by the Board.

If Mr. Garfinkle's employment is terminated by the Corporation other than for cause or death or disability, or for any reason following the announcement of a change of control, or if he terminates his employment for good reason (as defined in his agreement) or for any reason following a change of control, the Corporation will pay to him a lump sum amount equal to three times the sum of his then current annual salary and the most recent annual bonus paid to him – as at December 31, 2007, this amount would have totaled $2,145,513.

Mr. Garfinkle's agreement also contains a covenant on the part of Mr. Garfinkle not to compete with the Corporation for a period 24 months following the date upon which he ceases to be an employee of the Corporation.

Compensation of Directors

Each of the Corporation's six non-executive directors receives an annual Board retainer of $40,000 and $1,000 for each Board meeting attended. Those of the non-executive directors who serve as members of a committee of the Board receive additional compensation as follows: for service as member of either the audit committee or the compensation committee, an annual retainer of $3,000 per committee plus $1,000 for each committee meeting attended, and for service as member of the nominating committee, an annual retainer of $2,000 plus $1,000 for each committee meeting attended. In addition to their annual committee retainers, the Chairmen of the audit committee and the compensation committee each receive an annual retainer of $4,000 and the Chairman of the nominating committee receives an annual retainer of $1,000.

DIRECTOR COMPENSATION

Name	Year	Fees Earned or Paid in Cash	Stock Awards ($)[1]	Option Awards ($)[3][4]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Nonqualified Deferred Compensation Earnings	All Other Compen-sation ($)	Total ($)
Tommy Boman	2007	$56,000	0	$7,801	0	0	0	$63801
James S. Gertler	2007	$67,000	0	$7,801	0	0	0	$74,801
Jonathan J. Ginns	2007	$52,000	0	$7,801	0	0	0	$59,801
Henry M. Karp	2007	$46,000	0	$20,803	0	0	0	$66,803
Thomas D. Murphy	2007	$62,000	0	$7,801	0	0	0	$69,801
Sydney Sweibel	2007	$56,000	0	$7,801	0	0	0	$63,801
Stephen J. Shaper	2007	0[5]	$296,022[2]	$7,801	0	0	$272,349[5]	$576,172

(1) In connection with an offer by Optimal Acquisition Inc., a subsidiary of the Corporation, for all the issued and outstanding shares of the then majority owned subsidiary of the Corporation, FireOne Group plc, all outstanding FireOne Group plc RSUs held by directors of the Corporation became vested in January 2007. There was no unamortized accounting expense that was recognized for financial statement reporting purposes for Messrs. Boman, Gertler, Ginns, Karp, Murphy and Sweibel for the year 2007, as the vesting of all of their RSUs was accelerated in 2005 and all expenses were taken in that year. Mr. Shaper was awarded RSUs in 2006. As a result, each director had no outstanding stock awards at fiscal year end, December 31, 2007.

(2) This reflects the full amount of the previously unamortized accounting expense that was recognized for financial statement reporting purposes for 2007 in accordance with SFAS 123(R). The full amount (based on the fair value of each FireOne Group plc share underlying the RSUs on the date of the grant – fair value was determined to be the exercise price at the date of the grant, as the exercise price of the RSUs was a nominal amount) was recognized during 2007 in connection with an offer by Optimal Acquisition Inc., a subsidiary of the Corporation, for all the issued and outstanding shares of the then majority owned subsidiary of the Corporation, FireOne Group plc. As a result of that transaction, all outstanding FireOne Group plc RSUs held by the director became vested and were paid. The actual value realized by the director was $146,508.

(3) This reflects the expense recognized for financial statement reporting purposes for 2007 in accordance with SFAS 123(R) for grants during 2007. Each of Messrs. Boman, Gertler, Ginns, Murphy, Sweibel and Shaper received 45,000 stock options with a grant date fair value of $113,895 and Mr. Karp received 120,000 stock options with a grant date fair value of $303,720, the options were issued on November 12, 2007 and will vest in equal installments on the each of the first two anniversaries of the grant. The fair value was determined by the Corporation using the Black-Scholes option pricing model with the following assumptions: Expected volatility - 56.31%, Expected life in years - 7, Risk-free interest rate - 3.74% and Expected dividend rate - 0%.

(4) As of December 31, 2007, the directors of the Corporation held the following number of outstanding stock options: Mr. Boman - 83,399; Mr. Gertler - 131,250; Mr. Ginns - 115,000; Mr. Karp - 990,000; Mr. Murphy - 98,959; Mr. Sweibel - 115,000 and Mr. Shaper - 230,811.

(5) Mr. Shaper is an employee of a subsidiary of the Corporation and earned no separate director fees in 2007. His salary for the year was $12,101 and a company that he controls also provides consulting services to the same subsidiary of the Corporation amounting to $260,248 for the year.

OPTIONS TO PURCHASE SECURITIES

On February 7, 1997, the Board adopted a share option plan, known as the 1997 Stock Option Plan (as amended, the "1997 Plan"). Pursuant to the provisions of the 1997 Plan, the Corporation may grant options to purchase Class "A" shares to the full-time employees or directors of the Corporation and its affiliates. Options may be granted for a term of up to 10 years and the term during which such options may be exercised will be determined by the Board at the time of each grant of options. The conditions of vesting and exercise of the options and the option price will be established by the Board when such options are granted and the option price shall not involve a discount greater than that permitted by law and by the regulations, rules and policies of the securities regulatory authorities to which the Corporation may then be subject.

Options granted under the 1997 Plan cannot be assigned or transferred, except by will or by the laws of descent and distribution of the domicile of the deceased optionee. Upon an optionee's employment with the Corporation being terminated for cause or upon an optionee being removed from office as a director or becoming disqualified from being a director by law, any option or the unexercised portion thereof shall terminate forthwith. If an optionee's employment with the Corporation is terminated otherwise than by reason of death or termination for cause, or if any optionee ceases to be a director other than by reason of death, removal or disqualification by law, any option or the unexercised portion thereof may be exercised by the optionee for that number of shares only which he was entitled to acquire under the option at the time of such termination or cessation, provided that such option shall only be exercisable within 90 days

after such termination or cessation or prior to the expiration of the term of the option, whichever occurs earlier. If an optionee dies while employed by the Corporation or while serving as a director, any option or the unexercised portion thereof may be exercised by the person to whom the option is transferred by will or the laws of descent and distribution for that number of shares only which the optionee was entitled to acquire under the option at the time of death, provided that such option shall only be exercisable within 180 days following the date of death or prior to the expiration of the term of the option, whichever occurs earlier.

Upon its establishment, 3,000,000 Class "A" shares were authorized for issuance pursuant to options granted under the 1997 Plan. In each of 2000 and 2001, shareholders approved an additional 3,000,000 shares for issuance under the 1997 Plan. As at May 7, 2008, 3,246,028 Class "A" shares had been issued under the 1997 Plan and 5,538,541 options were outstanding under the 1997 Plan, leaving 215,431 Class "A" shares available for issuance pursuant to future option grants under the 1997 Plan.

In accordance with the terms of the January 20, 2004 combination agreement between the Corporation and Terra Payments Inc., pursuant to which the corporation acquired Terra Payments on April 6, 2004, the Corporation assumed all of the options outstanding under the Terra Payments share option plan, which now represent options to purchase Class "A" shares. As at May 7, 2008, 399,067 Class "A" shares had been issued upon the exercise of Terra Payments options and an additional 267,380 Class "A" shares underlie the outstanding balance of the Terra Payments options.

Equity Compensation Plan Information

The following table sets forth the number of Class "A" shares to be issued upon exercise of outstanding options, rights and warrants issued pursuant to the Corporation's equity compensation plans, the weighted average exercise price of such options, rights and warrants and the number of Class "A" shares remaining available for future issuance under the Corporation's equity compensation plans, all as at December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($/Share)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)[1]
Equity compensation plans approved by security holders[1]	5,538,541	6.26	215,431
Equity compensation plans not approved by security holders[2]	134,113	7.43	Nil
Equity compensation plans not approved by security holders[2]	140,709	Cdn$8.26	Nil
Total	5,813,363	$6.34[3]	215,431

(1) The 1997 Plan (referred to under "Executive Compensation – Options to Purchase Securities," above), is the only equity compensation plan of the Corporation that has been approved by shareholders.

(2) The only equity compensation plan of the Corporation not approved by the Corporation's shareholders is the share option plan of Terra Payments, which the Corporation assumed in accordance with the terms of its acquisition of Terra Payments on April 6, 2004.

(3) The figure includes the weighted average exercise price of 140,709 share purchase options having a Canadian dollar exercise price which was converted at the closing rate on December 31, 2007 of US$1.00=CDN$0.9913.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased liability insurance for the directors and officers of the Corporation in an amount of $10,000,000, the first $100,000 of any claim being deductible and payable by the Corporation. The annual premium for fiscal 2007 was $290,000. This annual premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.

REPORT ON EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Material factors underlying compensation policies and decisions:

Objectives of the compensation program

The Compensation Committee has overall responsibility with respect to approving and monitoring the Corporation's executive compensation plans, policies and programs. The Committee's objective is to promote an executive compensation program that supports the Corporation's overall objective of rewarding performance thereby enhancing shareholder value. The goals of all executive compensation decision making is to:

- Offer market competitive total compensation opportunities to attract and retain talented executives.

- Provide strong links between performance by the Corporation and total compensation earned – i.e., pay for performance.

- Emphasize the Corporation's long-term performance, thus enhancing shareholder value.

Elements of compensation

Executive compensation consists of salary, bonus and equity-based instruments that are designed to reward behaviors consistent with each component.

- Salary decisions are made in light of market conditions to ensure that executives of the Corporation have competitive compensation allowing the Corporation to retain their knowledge and leadership.   The salary of each of the Named Executive Officers has been established by contract and is subject to increase from time to time at the discretion of the Board.

- Bonus incentives are discretionary and are established on an annual basis by the Compensation Committee with Board approval. They are tied directly to the Corporation's annual financial performance as it relates to revenue growth and financial performance and to qualitative metrics.

- Equity-based compensation is designed to reward decision-making that leads to the performance of the Corporation's share price and thus increases shareholder value.

Management of compensation

The Compensation Committee ascribes to the following guiding principles in the management of compensation:

1) Executive compensation should be designed to attract and retain the best executives for the Corporation.

2) To retain its best executives, the Corporation needs to offer an industry competitive compensation model; when compensation decisions are made, the Corporation seeks to pay compensation at or near the 75th percentile for companies that are viewed as peers for compensation comparison purposes at the time such decisions are made.

3) Executive compensation will be evaluated along four dimensions:

   a. Cash compensation, e.g., annual salary and bonus incentives. Bonus incentives are discretionary and are designed to reward the executive for past performance at both the individual and team level.

   b. Equity compensation, e.g., stock options as long-term incentives. These awards are inherently performance-based as the compensation element is tied to performance of the Corporation's stock price.

   c. Benefits and perquisites, e.g., health and life insurance. In general, the offerings should be consistent for all levels of executive management albeit the amount of the benefit may vary by individual.

   d. Severance terms, e.g., all items that are triggered by a severance event, are consistent across executives but vary by amount. These are set forth in each executive's employment contract.

4)   The Corporation's compensation model should be only one of the driving factors in executive decision-making.

5)   Compensation reviews, via either external consultants or internal analysis, should be completed in conjunction with compensation decision making, to ensure the Corporation's model is consistent within its industry and with regulatory guidelines and trends.

Equity-based compensation

It is the Compensation Committee's objective to provide equity-based compensation as part of the overall executive and employee compensation plan to motivate long-term decisions that positively affect the Corporation's stock performance. To accomplish this, the Committee has engaged in the following actions:

1)   The Committee considers grants of options within the parameters of the Corporation's stock option plan, which was adopted in February 1997 and amended twice, in April 2000 and October 2001. Shareholders of the Corporation have approved the adoption of the plan and each amendment to the plan. Options may be granted for a term of up to 10 years and the Board determines the term during which such options may be exercised at the time of each grant of options. The conditions of vesting and exercise of the options are established by the Board when such options are granted including the option exercise price, which has traditionally been equal to the closing price for the Class "A" shares on the date prior to the date of grant. However, under the terms of the Corporation's stock option plan, the Board is permitted to grant options with a discounted exercise price provided that the discount is not greater than that permitted by law and by the regulations, rules and policies of the several securities authorities and stock exchanges or markets (including, without limitation, the Nasdaq Stock Market) to which the Corporation may then be subject.

2)   The Committee works in conjunction with management to determine the appropriate allocation of the options across executives and employees. This grant program is then submitted to the Board for approval.

In November 2007, the Board approved a grant of options under the Corporation's stock option plan to certain of the Named Executive Officers and to employees of the Corporation's recently acquired WowWee business segment. In recommending the option grant to the Board, the Compensation Committee considered the levels of options granted to officers and non-officers in April 2004, being the most recent general grant of options under the stock option plan and the number of Class "A" shares remaining available for issuance under the stock option plan.

Bonus-based compensation

Largely due to the passage of the United States Unlawful Internet Gambling Enforcement Act of 2006, management was not in a position to forecast 2007 results of operations with any certainty and therefore no bonus plans or arrangements were established for 2007. In early 2008, bonus payments to the management and personnel of Optimal Payments were proposed to the Compensation Committee by management of the Corporation covering their service during 2007. The bonus proposal was approved, partly in recognition of the financial performance of Optimal Payments and partly to address retention issues that arose throughout the year following workforce reductions. No bonuses were paid to Named Executive Officers, except Doug Lewin in his capacity as officer of Optimal Payments.

No bonus plan or arrangements have as yet been established for 2008.

Material increase or decrease in compensation

There were no material increases or decreases in cash compensation paid to any of the Named Executive Officers in 2007.

Performance Graph

The following performance graph compares the cumulative total shareholder return on the Corporation's Class "A" shares with the Nasdaq Composite Index for the five years ended December 31, 2007. The graph sets the beginning value of the Class "A" shares and the Nasdaq Composite Index at $100 and assumes that all dividends are reinvested.



	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07
Optimal Group Inc. Class "A" shares	100.00	22.57	33.23	57.15	26.85	11.71
Nasdaq Composite Index	100.00	102.72	111.54	113.07	123.84	135.99

Setting Executive Compensation

The Compensation Committee considers a number of factors in setting compensation levels including peer practices, general legal and regulatory guidelines, overall industry practices and trends, specific financial performance, personal and qualitative performance, and comparisons to overall compensation of all employees.

Since no cash compensation decisions were made in 2007, no review of executive compensation was conducted in 2007.

Accelerated Vesting of FireOne Group RSUs in 2007

In connection with the acquisition by the Corporation, through a wholly owned subsidiary, of all of the outstanding shares of FireOne Group plc at a price of 60 pence sterling per share, the Board of Directors of FireOne Group plc (now known as Optimal Payments (Ireland) Limited) approved the accelerated vesting of all RSUs outstanding under FireOne Group plc's restricted share unit plan in order that the holders of such RSUs could tender the underlying shares of FireOne Group plc to the offer. Payments made in 2007 as a result of this vesting are disclosed in the above tables under "Executive Compensation".

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Corporation has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and the Corporation's annual report on Form 10-K for the year ended December 31, 2007.

The Compensation Committee:
Thomas D. Murphy, Chairman
Tommy Boman
James Gertler

SHARE OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS

The following table sets forth, as of May 7, 2008, certain information regarding the Beneficial Ownership of the Corporation's Class "A" shares by (i) each person known to the Corporation to have Beneficial Ownership of more than 5% of the voting shares of the Corporation, (ii) each director and Named Executive Officer of the Corporation and (iii) all directors and officers of the Corporation as a group. Under the Commission Rule 13d-3 of the Exchange Act, "Beneficial Ownership" includes the shares for which the individual, directly or indirectly, has or shares voting or investment power whether or not the shares are held for the individual's benefit.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership in Optimal Group	Percent of Ownership in Optimal Group
William Blair & Company, L.L.C 222 W Adams Chicago, IL, 60606	2,519,381[1]	9.74%
Sell Point Holdings Limited Unit 301 A-C, Energy Plaza, 92 Granville Road Tsimshatsui East, Kowloon, Hong Kong	2,169,197[2]	8.39%
Jay Goldman Asset Management, L.L.C. C/O J. Goldman & Co. LP 152 West 57th Street New York, NY 10019	2,040,034[3]	7.89%
Renaissance Technologies LLC 800 Third Avenue New York, New York, 10022	1,572,623[4]	6.08%
Neil S. Wechsler 3500 de Maisonneuve Blvd. West, Suite 800 Westmount, PQ, H3Z 3C1	1,050,607[5]	4.06%
Holden L. Ostrin 3500 de Maisonneuve Blvd.. West, Suite 800 Westmount, PQ, H3Z 3C1	1,012,857[5]	3.92%
Henry M. Karp 3500 de Maisonneuve Blvd West, Suite 800 Westmount, PQ, H3Z 3C1	1,012,857[6]	3.92%
Gary S. Wechsler 3500 de Maisonneuve Blvd. West, Suite 800 Westmount, PQ, H3Z 3C1	602,857[7]	2.33%
Stephen J. Shaper 325 Ripple Creek Houston, TX, 77024	205,826[8]	**
Douglas P. Lewin 3500 de Maisonneuve Blvd. West, Suite 700 Westmount, PQ, H3Z 3C1	160,867[9]	**
Leon P. Garfinkle 3500 de Maisonneuve Blvd. West, Suite 800 Westmount, PQ, H3Z 3C1	128,000[10]	**
James S. Gertler 62 West 62nd Street New York, NY, 10023	86,550[11]	**

Jonathan J. Ginns 1133 Connecticut Avenue, NW Suite 700, Washington, DC, 200036	70,000 [12]	**
Sydney Sweibel 3449 du Musee Avenue, Montreal, PQ, H3G 2C8	70,453 [12]	**
Thomas D. Murphy 1208 Highcrest Lane, Colorado Springs, CO, 80921	58,959 [13]	**
Tommy Boman 30 Oyster Landing Road, Hilton Head, SC, 29928	38,172 [14]	**
All directors and executive officers as a group (14 persons)	4,680,150 [15]	18.10%

** Does not exceed one percent (1%)

(1) The address of this beneficial owner is 222 West Adam Street, Chicago, IL 60606. According to the Schedule 13G/A, dated January 9, 2008, filed with the Commission by this beneficial owner, William Blair & Company, L.L.C. is a broker dealer and investment advisor holding sole voting and sole dispositive power over all 2,519,381 shares. The information in this table is based exclusively on the most recent Schedule 13G filed by this beneficial owner with the Commission. The Corporation makes no representation as to the accuracy or completeness of the information reported.

(2) The address of this beneficial owner is Unit 301 A-C, Energy Plaza, 92 Granville Road, Tsimshatsui East, Kowloon, Hong Kong. According to the Schedule 13G, dated December 12, 2007, filed with the Commission by this beneficial owner, Sell Point Holdings Limited is a corporation holding sole voting and sole dispositive power over all 2,169,197 shares. Except for the name of this beneficial owner, which is erroneously stated in the Schedule 13G to be Sell Points Holding Inc., the information in this table is based exclusively on the most recent Schedule 13G filed by this beneficial owner with the Commission. The Corporation makes no representation as to the accuracy or completeness of the information reported. Sell Point Holdings Limited was formerly known as Wow Wee Limited.

(3) The address of this beneficial owner is C/O J. Goldman & Co. LP, 152 West 57th Street, New York, NY 10019. According to the Schedule 13G/A, dated February 14, 2008, filed with the Commission by Jay Goldman Asset Management, L.L.C., J. Goldman Capital GP LLC, Jay G. Goldman, Newberg Family Trust u/d/t 12/18/90 and Bruce L. Newberg, Jay Goldman Asset Management, L.L.C. has shared voting power and shared dispositive power over 543,781 shares; J. Goldman Capital GP LLC has shared voting power and shared dispositive power over 489,238 shares; Jay G. Goldman has shared voting power and shared dispositive power over 1,033,019 shares; Newberg Family Trust u/d/t 12/18/90 has shared voting power and shared dispositive power over 1,007,015 shares and Bruce l. Newberg has shared voting power and shared dispositive power over 1,007,015 shares. The information in this table is based exclusively on the most recent Schedule 13G filed by these beneficial owners with the Commission. The Corporation makes no representation as to the accuracy or completeness of the information reported.

(4) The address of this beneficial owner is 800 Third Avenue, New York, NY, 10022. According to the Schedule 13G, dated February 12, 2008, filed with the Commission by Renaissance Technologies LLC and James H. Simons, Renaissance Technologies LLC is an investment advisor and James H. Simons is a control person of Renaissance Technologies LLC. Each of Renaissance Technologies LLC and James H. Simons has sole voting power over 1,544,835 shares and sole dispositive power over 1,572,623 shares. The information in this table is based exclusively on the most recent Schedule 13G filed by these beneficial owners with the Commission. The Corporation makes no representation as to the accuracy or completeness of the information reported.

(5) Includes 870,000 Class "A" shares underlying vested options. Excludes 375,000 Class "A" shares underlying unvested options.

(6) Includes 870,000 Class "A" shares underlying vested options. Excludes 120,000 Class "A" shares underlying unvested options.

(7) Includes 420,000 Class "A" shares underlying vested options. Excludes 175,000 Class "A" shares underlying unvested options.

(8) Includes 185,811 Class "A" shares underlying vested options. Excludes 45,000 Class "A" shares underlying unvested options.

(9) Includes 160,867 Class "A" shares underlying vested options.

(10) Includes 125,000 Class "A" shares underlying vested options. Excludes 125,000 Class "A" shares underlying unvested options.

(11) Includes 86,250 Class "A" shares underlying vested options. Excludes 45,000 Class "A" shares underlying unvested options.

(12) Includes 70,000 Class "A" shares underlying vested options. Excludes 45,000 Class "A" shares underlying unvested options.

(13) Includes 53,959 Class "A" shares underlying vested options. Excludes 45,000 Class "A" shares underlying unvested options.

(14) Includes 35,000 Class "A" shares underlying vested options. Excludes 45,000 Class "A" shares underlying unvested options.

(15) Includes 3,979,004 Class "A" shares underlying vested options. Excludes 1,455,000 Class "A" shares underlying unvested options.

AUDIT COMMITTEE REPORT

The following Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing of the Corporation under the U.S. Securities Act of 1933, as amended, or the Exchange Act, except to the extent it specifically incorporates this report by reference therein.

In accordance with its written charter, the audit committee oversees the Corporation's financial reporting process on behalf of the Board. Management has the primary responsibility for the Corporation's consolidated financial statements and the overall reporting process, including its system of financial controls. In fulfilling its oversight responsibilities during fiscal 2007, the audit committee:

- discussed the quarterly and year-to-date financial information contained in each quarterly earnings announcement with senior members of the Corporation's financial management and KPMG, independent auditors, prior to public release;

- reviewed the Corporation's audited consolidated financial statements as of and for the year ended December 31, 2007, as well as the quarterly unaudited consolidated financial statements and earnings release with senior members of the Corporation's financial management and KPMG;

- reviewed with the Corporation's financial management and KPMG their judgments as to the quality, not just the acceptability, of the Corporation's accounting principles;

- discussed with KPMG the overall scope and plan for their audit;

- reviewed the Corporation's financial controls and financial reporting process;

- reviewed the Corporation's litigation matters;

- reviewed significant financial reporting issues and practices, including judgmental items, change in accounting principles and disclosure practice; pre-approved all services performed by KPMG; met with KPMG, without management present, to discuss the results of their examinations, their evaluation of the effectiveness of internal control over financial reporting; and met with the Corporation's financial management, without KPMG present, to discuss the quality of services provided by KPMG.

In addition, the audit committee has discussed with KPMG their independence from management and the Corporation, including the matters in the written disclosures required by the Independence Standards Board Standard No.1 Independence Discussions with Audit Committee and any matters required to be discussed by Statement on Auditing Standards No. 61 Communications with Audit Committees, as amended, and considered whether the provision of all other non-audit services provided to the Corporation by KPMG during fiscal 2007 was compatible with the auditors' independence.

In reliance on the reviews and discussions referred to above and representations by management that the consolidated financial statements were prepared in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), the Audit Committee recommended to the Board that 2007 financial statements be included in the Corporation's annual report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the Commission. The Audit Committee selected KPMG as the Corporation's independent auditors for the fiscal year ending December 31, 2008.

The members of the audit committee of the Board, whose name are set out below, have approved the issue of the foregoing report and its inclusion in this proxy statement.


The Audit Committee:
James S. Gertler, Chairman
Jonathan J. Ginns
Sydney Sweibel


APPOINTMENT OF AUDITORS

At the Meeting, it is proposed that shareholders appoint KPMG, chartered accountants, as independent auditors of the Corporation until the next annual general meeting of shareholders, at such remuneration as may be fixed by the audit committee of the Board. KPMG has served as auditors to the Corporation since June 21, 2001.

Representatives of KPMG are expected to be present at the Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions. The following table shows the fees paid or accrued by the Corporation for the audit and other services provided by KPMG for fiscal 2007 and 2006[1].

	2007	2006
Audit Fees[2]	$ 984,884	$ 1,237,788
Audit-Related Fees[3]	48,788	81,989
Tax Fees[4]	56,651	127,603
All Other Fees[5]	134,219	141,056
Total	$ 1,224,542	$ 1,588,436

(1) The Corporation pays fees to KPMG in Canadian dollars. The respective average exchange rates for 2007 and 2006 used to convert these fees into dollars were: US$1.00=Cdn$1.0750 (2007) and US$1.00=Cdn$1.1343 (2006).
(2) Audit fees represent fees for professional services provided in connection with the audit of the Corporation's annual financial statements, the review of its quarterly financial statements and the statutory audit of various foreign subsidiaries.
(3) Audit-related fees represent primarily fees for sundry accounting consultations.
(4) Tax fees relate to assistance in preparing corporate tax returns, claiming research and development tax credits and sundry tax consultations.
(5) All other fees relate primarily to financial due diligence in connection with acquisitions.

Pre-Approval Policies and Procedures

The audit committee has delegated to the Chairman of the audit committee the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by the Corporation's independent auditors and associated fees up to a maximum for any one non-audit service of $50,000, provided that the Chairman shall report any decisions to pre-approve such audit-related or non-audit services and fees to the full audit committee at its next regular meeting. The audit committee has also delegated to the Chief Financial Officer of the Corporation the authority to pre-approve the following non-audit services to be performed by the Corporation's independent auditors, provided that the Chief Financial Officer shall report any decisions to pre-approve such non-audit services and fees to the full audit committee at its next regular meeting; tax advisory services of up to Cdn$60,000 during each fiscal year, provided that no individual mandate is estimated by the Corporation's independent auditors to cost in excess of Cdn$20,000; acquisition-related financial due diligence services of up to Cdn$150,000 during each fiscal year, provided that no individual mandate is estimated by the Corporation's independent auditors to cost in excess of Cdn$25,000; and other general services of up to Cdn$60,000 during each fiscal year, provided that no individual mandate is estimated by the Corporation's independent auditors to cost in excess of Cdn$10,000. All professional services provided by KPMG during fiscal 2007 were pre-approved by the audit committee or its delegates in accordance with the Corporation's pre-approval policies. Approximately 49% of the audit-related and non-audit services performed by the Corporation's independent auditors in 2007 were approved by the Chairman of the Audit Committee or the Chief Financial Officer through the pre-approval policies.

RECOMMENDATION OF THE BOARD

Proxies received pursuant to this solicitation will be voted **FOR** the appointment of KPMG as independent auditors of the Corporation for the fiscal year ending December 31, 2008, unless the shareholder has specified in the proxy that his or her Class "A" shares are to be withheld from voting for the appointment KPMG as the Corporation's independent auditors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate indebtedness to the Corporation of all executive officers, directors, employees and former executive officers, directors and employees of the Corporation is $85,746 (Cdn$85,000, 2006 – Cdn$102,000) the full amount of which relates to an unsecured home-loan agreement with our Co-Chairman. The unsecured home-loan is non-interest bearing and is repayable in annual installments of Cdn$17,000 through and including July 1, 2012.

AMENDMENT OF OUTSTANDING FIVE-YEAR STOCK OPTIONS

In April 2004, the Board granted options to purchase an aggregate of 4,606,926 Class "A" shares to 36 employees, officers and directors of the Corporation and its subsidiaries. These options were granted pursuant to the 1997 Plan (see "Options to Purchase Securities"), for a term of five years at an exercise price of $7.10 per share. As at May 7, 2008, an aggregate of 741,885 of these options were either exercised or forfeited by their holders. The remaining 3,865,041 options outstanding (collectively, the "2004 Options") are scheduled to expire on April 29, 2009 as to 3,830,041 options and on April 30, 2009 as to 35,000 options.

The closing market price for the Class "A" shares on May 7, 2008 was $3.00. It is anticipated by the Board that absent an increase in the market price for the Class "A" shares to a price that considerably exceeds $7.10, most, if not all, of the 2004 Options will be allowed to expire by their holders in anticipation of some future grant of options that might be made by the Board at an exercise price that reflects the current market price at the time of any such future grant.

The 1997 Plan provides key employees and directors of the Corporation and its subsidiaries with a proprietary interest through the granting of options to purchase shares of the Corporation for the purpose of (i) increasing the interest in the Corporation's welfare of those key employees who share primary responsibility for the management, growth and protection of the business of the Corporation; and (ii) to furnish an incentive to such employees and directors to continue their services for the Corporation.

On May 6, 2008, the Board approved, subject to the approval of shareholders, an amendment to the 2004 Options to defer the expiration of the 2004 Options for a period of five years to April 29, 2014. The Board considers it to be in the best interests of shareholders to defer the expiration of the 2004 Options, having an exercise price of $7.10 per share, rather than to allow the 2004 Options to expire and to consider a future grant of options to certain, or all, of the holders of the 2004 Options at an exercise price that might be less than $7.10 per share.

In the event that shareholders do not approve the amendment to the 2004 Options, the 2004 Options will expire on April 29, 2009 as to 3,830,041 options and on April 30, 2009 as to 35,000 options.

RECOMMENDATION OF THE BOARD

The Board recommends that shareholders vote for the approval of the amendment to the 2004 Options.

Proxies received pursuant to this solicitation will be voted **FOR** the approval of the amendment to the 2004 Options, unless the shareholder has specified in the proxy that his or her Class "A" shares are to be voted against the amendment to the 2004 Options.

SHAREHOLDER PROPOSALS FOR THE 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be considered for inclusion in the Corporation's proxy statement for the 2009 annual general meeting of shareholders of the Corporation, shareholder proposals must be received by the Corporation by no later than January 12, 2009. In order to be included in the Corporation's proxy materials, shareholder proposals will need to comply with the Commission's Rule 14a-8. If you do not comply with Rule 14a-8, the Corporation will not be required to include the proposal in the proxy statement and the proxy card the Corporation will mail to its shareholders. Shareholder proposals submitted outside the proxy process (i.e., a proposal to be presented at the 2009 annual general meeting of shareholders of the Corporation but not submitted for inclusion in the Corporation's proxy statement for that meeting) must be received by the Corporation by no later than January 12, 2009 and must comply with the requirements of the Canada Business Corporations Act. Shareholder proposals should be sent to the Corporation's Secretary at 3500 de Maisonneuve Blvd. West, Suite 800 Montréal, Québec, Canada H3Z 3C1.

AVAILABLE INFORMATION

Financial information relating to the Corporation is provided in its audited consolidated financial statements and management's discussion and analysis for its financial year ended December 31, 2007. The Corporation is required to furnish to its shareholders annual reports containing audited consolidated financial statements certified by its auditors in Canada, quarterly reports containing unaudited financial data for the first three quarters of each fiscal year following the end of the respective fiscal quarter, and management's discussion and analysis for such annual and quarterly financial statements. The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles with reconciliation to U.S. generally accepted accounting principles.

A copy of these filings may be requested at no cost, by writing or telephoning at the following address or telephone number:


Optimal Group Inc.
3500 de Maisonneuve Blvd. West, Suite 800
Montréal, Québec H3Z 3C1
Attention: Secretary
(514) 738-8885


Copies of the Corporation's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Canadian securities laws and Section 13(a) or 15(d) of the Exchange Act are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or free of charge upon request by writing to the address specified above and or through the Corporation's website (www.optimalgrp.com) as soon as reasonably practicable after the material is electronically filed with, or furnished to, Canadian securities regulators and the Commission. The content of the Corporation's website does not form part of this proxy statement.

OTHER MATTERS

Management of the Corporation knows of no other business that will be brought before the Meeting. If any other matter or any proposal should be properly presented and should properly come before the Meeting for action, the persons named in the accompanying proxy will vote upon such proposal at their discretion and in accordance with their best judgment.

APPROVAL OF THE CORPORATION

The content of this circular and the sending thereof has been approved by the Board.

Dated at Montréal, Québec, Canada, this 9th day of May 2008.

Leon P. Garfinkle
Senior Vice President,
General Counsel and Secretary

OPTIMAL GROUP INC.



9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com



MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Security Class   123

Holder Account Number

C1234567890 X X X

Form of Proxy - Annual and Special Meeting to be held on June 25, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1 **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2 If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3 This proxy should be signed in the exact manner as the name appears on the proxy.

4 If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5 **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6 The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7 This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8 This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on June 20, 2008.

 

 MR SAM SAMPLE   C1234567890

XXX 123

Appointment of Proxyholder

The undersigned holder of Class "A" shares of Optimal Group Inc. (the "Corporation") hereby appoints **HOLDEN L. OSTRIN**, or failing him **NEIL S. WECHSLER**, or failing him **LEON P. GARFINKLE**, each an officer of the Corporation

Or **Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein**

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at the Residence Inn by Marriott, 2170 Lincoln Avenue, Montréal, Québec, Canada on June 25, 2008 at 10:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY ==HIGHLIGHTED TEXT== THE BOXES.

1.   Election of directors

Management recommends that you VOTE FOR the elections to serve as the directors for a three-year term of the three management nominees referred to in the proxy statement which accompanies the notice of the Meeting   ☐

WITHHOLD FROM VOTING the elections to serve as the directors for a three-year term of the three management nominees referred to in the proxy statement which accompanies the notice of the Meeting   ☐

VOTE for all persons nominated as directors (except as indicated to the contrary below)   ☐

01 Tommy Boman   ☐   02 Holden L. Ostrin   ☐   03 Stephen J. Shaper   ☐

2.   Appointment of Auditors

==For==   **Withhold**

Appointment of KPMG LLP, chartered accountants, as the independent auditors of the Corporation for the fiscal year ending December 31, 2008 and the authorization of the audit committee of the board of directors to fix the remuneration of the independent auditors of the Corporation.   ☐   ☐

==For==   **Against**

3.   Amendment to certain outstanding five-year stock options

The approval of an amendment to certain outstanding five-year stock options to defer the expiration date of the options from April 2009 to April 2014.   ☐   ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

Signature(s)   **Date**

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this proxy will be voted as recommended by Management**

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.   ☐

Annual Report

Mark this box if you would like to receive Annual Report and accompanying Management's Discussion and Analysis by mail.   ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www. Computershare.com Mailing list

999999999999   001111   9XXX   AR1   OPMQ